Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

The following materials are excerpts from a transcript of the Q2 2011 Progress Energy, Inc. Earnings Conference Call, held on August 4, 2011, at 10:00 a.m.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

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On the merger front, we continue making good progress towards closing the merger transaction with Duke Energy by the end of the year. Earlier this week, the Kentucky Public Service Commission conditionally approved the merger. As you can see on Slide 5, we have now filed with all of the required state and federal agencies, and are moving through the approval steps with each agency. We filed our testimony in North Carolina on May 20, and are now responding to data requests from the intervening parties. The hearing in Raleigh starts on September 20.

In South Carolina the discovery process has begun, and we are responding to data requests. The final date for parties to file for intervention is August 8, and we’ll be filing our testimony in South Carolina in the near future. The Commission there has not yet set a hearing date. Meanwhile, we’ll hold a special merger-vote meeting of our shareholders on August 23. Likewise, Duke Energy will hold a similar meeting of its shareholders on that same day.

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Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

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So, all-in-all, we expect to deliver ongoing results in our guidance range of $3.00-$3.20. So, before I turn it back over to Bill for questions, let me just note that the substantial integration, planning and regulatory work related to the merger with Duke has not impacted our focus on execution and delivering results. Our nuclear performance has shown significant improvement. The regulatory flexibility in Florida continues to help offset significant weather variances, and we are carefully and deliberately addressing our challenges at Crystal River 3. Consistency in performance is what you have come to expect, but it is especially noteworthy in light of the significant merger activities.

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Daniel Eggers – Credit Suisse – Analyst

I guess first question, Bill, kind of just thinking about the generation dispatch behavior, as you guys think about it, do the CSAPR rules force less run time? Is that potentially going to affect the fuel savings you guys anticipate out of the merger if the coal plants can run as well or as much as you might have anticipated going into the merger?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

No, Dan, I don’t think it will. It will make it more complicated, and I have to say that CSAPR, the ink is still wet on that final rule, so I don’t think we understand it entirely. But I think given the size of the fleet, your ability to arbitrage the different coal costs and just the general efficiencies that come with the merger, I don’t think it will have a significant impact on that joint dispatch and fuel savings.

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